

Advantage Announces Second Quarter 2018 Operating & Financial Results

Commissioning of Glacier Gas Plant Expansion to 400 mmcf/d Creates Significant Available Processing Capacity for Future Growth
(TSX: AAV, NYSE: AAV)

Calgary, Alberta, August 2, 2018 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") successfully commissioned its major gas plant expansion project in the second quarter of 2018 at the Corporation's 100% owned Glacier sour gas facility. This is a strategic milestone in the development of Advantage's Montney resource as our expanded Glacier gas plant now contains significant spare capacity to accommodate future liquids-rich production growth from Glacier and our additional land blocks at Valhalla, Wembley/Pipestone and Progress. The expansion increased processing capacity of raw gas to 400 mmcf/d (second largest Alberta producer owned licensed sour gas plant) and shallow cut liquids extraction to 6,800 bbls/d, providing approximately 125 mmcf/d of current spare raw gas processing capacity. This spare capacity supports Advantage's higher focus on increasing its liquid-rich production and also provides flexibility to readily increase natural gas production in response to price improvements.

In April 2018, Advantage provided updated guidance which included moderated natural gas production in response to low prices and confirmed plans to redirect more of its future capital investments into the Corporation's significant and growing inventory of liquids-rich drilling opportunities.

During the second quarter of 2018, average production was 212.1 mmcfe/d (35,352 boe/d), including liquids production of 1,067 bbls/d (70% condensate), with total per unit cash costs of $1.21/mcfe. Total cash costs are expected to return to approximately $1.10/mcfe to $1.20/mcfe, including operating costs of $0.24/mcfe to $0.28/mcfe, for the remainder of 2018 due to higher production rates. Capital expenditures during the quarter of $25.8 million were largely funded from cash flow of $23.2 million ($0.12/share) despite a 58% decrease in the AECO daily natural gas price. The Corporation renewed its annual credit facility of $400 million with improved borrowing terms and maintained a strong balance sheet with a total debt to trailing 12 month cash flow ratio of 1.7. Current production is approximately 270 mmcfe/d (45,000 boe/d) including liquids production of approximately 1,700 bbls/d.

Advantage's increased focus on liquids-rich activities during the second half of 2018 includes commencing production from 5 standing liquids-rich Middle Montney wells and the commencement of a drilling program which includes 10 Middle Montney wells in east Glacier and an additional 5 liquids-rich wells at Valhalla. Construction plans were finalized for Advantage's new Valhalla facility which includes a compressor station and liquids handling hub with project completion scheduled in the fourth quarter of 2018.

At our ultra-rich liquids asset at Wembley/Pipestone, we advanced work on selecting routes to extend Advantage's current gathering pipeline system into this area and have secured a firm third party processing arrangement for up to 10 mmcf/d of capacity beginning in the latter half of 2019 for added flexibility and optionality. Our excitement continues to build in regard to the upside value of Advantage's entire

Wembley/Pipestone land block based on recently released industry well test information on each side of our asset.

The Corporation strengthened its commodity hedging position by monetizing certain in-the-money 2018 and 2019 NYMEX-AECO differential swaps and applying the proceeds towards the acquisition of 62 mmcf/d of AECO monthly settled puts at $1.42 per mcf for June through September 2018 and 62 mmcf/d of enhanced AECO fixed price swaps at $1.77 per mcf for the April 2019 to October 2019 period. The restructuring of these transactions provides Advantage with greater price and cash flow certainty during planned third party maintenance activities which have and are anticipated to create significant gas price volatility. For the second half of 2018 the Corporation has total fixed price hedges for 112 mmcf/d with 77 mmcf/d at an AECO average price of $2.29 Cdn/mcf and 35 mmcf/d at a Dawn average price of $2.85 US/mmbtu. In 2019, Advantage has 81 mmcf/d hedged with 75 mmcf/d at an AECO average price of $2.26 Cdn/mcf and 6 mmcf/d at a Dawn average price of $3.13 US/mmbtu. The Corporation's AECO price exposure is estimated by Management to be approximately 25% of total revenue through to 2020 as a result of the Advantage's revenue diversification program.

Operations Update

Glacier

Six Middle Montney and two Lower Montney wells located on an eight well pad in the western portion of Glacier were completed in the first quarter of 2018 and were designed to evaluate the impact of tighter frac spacing in an area where there are few Middle Montney wells.

The six Middle Montney wells on this pad contained an average frac count of 34 stages per well representing a 76% increase over our previous Middle Montney wells. Four of the six wells have been placed on production with flow duration ranging from 30 to 100 days. On average, the wells have flowed 62 days at an average restricted rate of 8.3 mmcf/d representing a 62% increase over our unrestricted type curve. Production rates remain restricted on all wells with a current average flowing wellhead pressure of 8,600 kPa

The two Lower Montney wells have been on restricted production for 17 days averaging 7.5 mmcf/d with current flowing pressures of 10,000 kPa which significantly exceeds the flowing pressure assumption in our average dry gas type curve.

We have spud the first well of a 10 well Middle Montney pad located in east Glacier where initial C3+ liquid yields have been approximately 50 to 80 bbls/mmcf (approximately 50% C5+) and the knowledge gained in recent well completions in the western portion of Glacier will be used to further enhance well performance.

Valhalla

One of the standing Middle Montney wells was placed on production during the second quarter of 2018 and has produced under restricted flow at approximately 6 mmcf/d (20% above Advantage's Middle Montney average well type curve) at a flowing pressure of 6,900 kPa for 73 days. Well production from Valhalla will remain restricted until Advantage's new Valhalla facility, which includes 40 mmcf/d of compression and liquids handling equipment, is completed in the fourth quarter of 2018. This facility will increase the throughput capacity of our existing pipeline connecting Valhalla to Advantage's Glacier gas plant. Two standing Upper Montney wells will also be brought on-production after the Valhalla facility is completed.

Advantage will drill a new 5 well liquids-rich pad at Valhalla as part of our upcoming winter drilling program.

Wembley/Pipestone

Construction work is scheduled to begin in August 2018 on the tie-in of Advantage's first delineation well at 12-25-72-8W6. This well will be tied-in to a third party producer facility on a 'best-efforts' processing basis as available capacity continues to be increasingly constrained due to industry successes in this prolific condensate/oil fairway.

We continue to advance work towards extending Advantage's current gathering pipelines into this area and have secured a firm third party processing arrangement beginning in the latter half of 2019 that can provide up to 10 mmcf/d of capacity for added optionality. Advantage's facility and pipeline construction is expected to occur during the first half of 2020; although, Advantage will be prepared to commence this work earlier if the timeline can be shortened.

Recently released industry wells which offset our Wembley/Pipestone land block demonstrate similar results to our 12-25 well which was production tested earlier this year at 1,312 boe/d with 819 bbls/d of liquids including 624 bbls/d of wellhead condensate/oil and 2.9 mmcf/d of gas.

Looking Forward

Advantage continues to build operational flexibility with a significant Montney resource of low cost prolific natural gas and liquids including condensate and oil. This solid foundation which includes 200 net sections of Montney lands, 100% owned gas plant and an expanding pipeline infrastructure combined with an industry leading low cost structure is well positioned to create long term value. Advantage will continue to closely monitor market conditions and respond promptly and responsibly in order to optimize the allocation of our capital investments.

Second Quarter 2018

Operating and Financial Summary

Financial and Operating Highlights	Three months ended June 30				Six months ended June 30			
		2018		2017		2018		2017
Financial ($000, except as otherwise indicated)								
Sales including realized hedging [3]	$	**45,319**	$	69,169	$	**118,697**	$	142,126
Net income (loss) and comprehensive income (loss)	$	**(15,294)**	$	18,339	$	**(5,191)**	$	60,588
per basic share	$	**(0.08)**	$	(0.05)	$	**(0.03)**	$	0.33
Funds from operations [1]	$	**23,160**	$	48,625	$	**72,042**	$	102,597
per basic share	$	**0.12**	$	0.26	$	**0.39**	$	0.55
Net capital expenditures	$	**25,761**	$	31,462	$	**103,397**	$	85,253
Working capital deficit	$	**3,206**	$	6,950	$	**3,206**	$	6,950
Bank indebtedness	$	**250,189**	$	134,128	$	**250,189**	$	134,128
Basic weighted average shares (000)		**186,190**		185,790		**186,077**		185,319
Operating								
Daily Production								
Natural gas (mcf/d)		**205,712**		225,844		**219,009**		228,363
Liquids (bbls/d)		**1,067**		1,098		**1,086**		1,124
Total mcfe/d		**212,114**		232,432		**225,525**		235,107
Total boe/d		**35,352**		38,739		**37,588**		39,185
Average prices (including hedging)								
Natural gas ($/mcf) [3]	$	**2.05**	$	3.09	$	**2.65**	$	3.17
Liquids ($/bbl)	$	**72.32**	$	57.27	$	**69.17**	$	55.47
Cash netbacks ($/mcfe) [1]								
Sales of natural gas and liquids from production	$	**1.94**	$	3.16	$	**2.34**	$	3.17
Net sales of natural gas purchased from third parties [1]		**0.06**		-		**0.03**		-
Realized gains on derivatives		**0.41**		0.11		**0.57**		0.17
Royalty expense		**0.06**		(0.15)		**-**		(0.13)
Operating expense		**(0.34)**		(0.27)		**(0.33)**		(0.25)
Transportation expense		**(0.63)**		(0.37)		**(0.60)**		(0.37)
Operating netback [1]		**1.50**		2.48		**2.01**		2.59
General and administrative		**(0.13)**		(0.12)		**(0.10)**		(0.11)
Settlement of Performance Awards		**(0.03)**		-		**(0.01)**		-
Finance expense		**(0.14)**		(0.07)		**(0.12)**		(0.08)
Other income		**-**		0.01		**-**		-
Cash netbacks [1]	$	**1.20**	$	2.30	$	**1.78**	$	2.40

[1] Non-GAAP Measure which may not be comparable to similar non-GAAP measures used by other entities.
[2] Based on basic weighted average shares outstanding.
[3] Excludes net sales of natural gas purchased from third parties.

The Corporation's unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2018 together with the notes thereto, and Management's Discussion and Analysis for the three and six months ended June 30, 2018 have been filed on SEDAR and with the SEC and are available on the Corporation's website at http://www.advantageog.com/investors/financial-reports/financial-reports-2018.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, completion of expansion of the Corporation's Glacier gas plant, including the anticipated raw processing capacity and shallow cut propane plus liquids extraction capacity following such expansion; Advantage's expectation that the expansion of the Corporation's Glacier gas plant will support anticipated production growth; Advantage's focus on increasing liquids production; Advantage's ability to increase natural gas production in response to commodity price improvements; Advantage's drilling plans, including its plans to redirect more of its future capital investments into the liquids-rich drilling opportunities; the impact of third party processing on Advantage; the impact of third party maintenance activities of gas volatility; the Corporation's AECO price exposure; future well performance; the results of future operations, including the expected total production and liquids production; restrictions on well production at Valhalla; the timing of bringing certain Upper-Montney wells onto production; the anticipated timing of facility and pipeline construction, the tie-in of certain wells as well as Advantage's ability to begin construction earlier if necessary; Advantage's capital program for 2018, including the expected timing of incurring capital expenditures; the factors that Advantage believes will provide Advantage with the ability to respond promptly and responsibly to market conditions; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; failure to achieve production targets on timelines anticipated or at all; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; lack of available capacity on pipelines; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; delays in completion of the facility at Valhalla; delays in construction and completion of other infrastructure projects; that test results are not indicative of future production rates; lack of available capacity on pipelines; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form dated March 5, 2018, which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: timing of regulatory approvals; conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; well costs; expected annual production growth rates; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity;

that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2018 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2018 expected drilling and completion activities.

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release contains a number of oil and gas metrics, including operating netbacks, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare Advantage's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes.

References in this press release to flow rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production of Advantage.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below.

bbls/d	*barrels per day*
boe	*barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas*
boe/d	*barrels of oil equivalent per day*
GJ	*gigajoule*
GJ/d	*gigajoules per day*
mboe	*thousand barrels of oil equivalent*
mcf	*thousand cubic feet*
mcf/d	*thousand cubic feet per day*
mcfe	*thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mcfe/d	*thousand cubic feet equivalent per day on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mmcf/d	*million cubic feet per day*
mmcfe/d	*million cubic feet equivalent per day*

Non-GAAP Measures

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include funds from operations, operating netbacks, cash netbacks, cash costs and total debt to annualized cash flow ratio. Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Operating netback is calculated by adding natural gas and liquids sales with realized gains and losses on derivatives and subtracting royalty expense, operating expense and transportation expense. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period.

Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.